TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

June 11, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:	Wuhan General Group (China), Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter dated April 22, 2010 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

The Company will make the following revisions to its future filings and any interim filings, as applicable.

ATLANTA      CHICAGO      HONG KONG      LONDON      NEW YORK      NEWARK      NORFOLK      ORANGE COUNTY
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

June 11, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30

2.
We have read your response to comment 12 from our letter dated December 24, 2009. You indicate that you were in compliance with all loan covenants as of December 31, 2009, except that you did not comply with the days accounts receivable ratio covenant in your loan agreement with Standard Chartered. You also disclose that you requested a waiver and you do not believe that Standard Chartered will take any adverse action against you for noncompliance with this financial covenant. Given that you were not in compliance with your loan covenants and you did not get an official waiver from Standard Chartered, please tell us how you determined that it is not necessary to classify your long-term loan as current as of December 31, 2009.  Refer to FASB ASC 470-10-45-11.

On May 19, 2010, the Company received a letter from Standard Chartered acknowledging the Company’s covenant noncompliance at December 31, 2009 and stating Standard Chartered’s intent not to take any action against the Company at this time for such noncompliance.  Consequently, the Company determined that it was not necessary to classify its long-term loan as current as of December 31, 2009.

3.
As previously requested, please disclose the required amounts/ratios for any material covenants that you have not met or are reasonably likely to not meet as well as the actual amounts/ratios as of each reporting date.  Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corofin/guidance/nongaapinterp.htm.  Please show us supplementally what your revised disclosure will look like.

We provided the following disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-Q filed on May 24, 2010:

Covenants under the Loan Agreement with Standard Chartered

The Loan Agreement contains covenants, which include, among others: limitation on the incurrence of additional indebtedness; limitation on guarantees, liens, investments, sale of assets, mergers, change of control and capital expenditures; and maintenance of specified financial ratios.  So long as any amount is outstanding under the Loans, (1) the Borrowers must maintain a Loan to Value Ratio of 75% through June 2010 and 65% thereafter and (2) Wuhan Blower must maintain (i) a ratio of total debt to EBITDA of less than certain amounts that range from 3.0 to 3.5 during 2009 and 2010 and 2.5 in 2011 and (ii) total revenues must exceed certain amounts that range between RMB 600,000,000 (approximately $87.9 million) to RMB 750,000,000 (approximately $109.9 million) from 2009 through 2011.

June 11, 2010

The Company was in compliance with all loan covenants as of March 31, 2010, except that the Company did not comply with: (1) the days accounts receivable ratio covenant, and (2) the interest coverage ratio covenant in its Loan Agreement with Standard Chartered.  The days accounts receivable ratio is calculated by dividing the Company’s revenue for the four quarters ended March 31, 2010 by 360 and then dividing that number into accounts receivable.  At March 31, 2010, the Company’s days account receivable ratio was 182, which was above the maximum of 180 provided in the Loan Agreement.  The interest coverage ratio is computed by dividing the Company’s earnings before interest, tax, amortization and depreciation for the four quarters ended March 31, 2010 by the interest for the same period.  At March 31, 2010, the interest coverage ratio was 4.77, which was below the minimum of 5.0.  The Company has requested a waiver from Standard Chartered for this noncompliance.  The Company had violated similar covenants at December 31, 2009 and had requested a waiver for its noncompliance.  On May 19, 2010, the Company received a waiver from Standard Chartered for the noncompliance at December 31, 2009.  Based on the Company’s conversations with Standard Chartered and the waiver received for covenant noncompliance at December 31, 2009, the Company does not believe that Standard Chartered will take any adverse action against the Company for noncompliance with these financial covenants at March 31, 2010.

4.
In light of your new credit facility with Standard Chartered Bank, you believe that you currently available working capital, combined with cash from operations and bank financing, should be adequate to sustain operations at current levels through at least the next 12 months. Please help us better understand how you made this determination based on the following factors and correspondingly expand your disclosures:

•	You had no availability under your bank facilities and loan facilities as of December 31, 2009;
•
You have had recurring cash used in operating activities, which increased from $5.5 million used in the year ended December 31, 2008 to $15.4 million used in the year ended December 31, 2009. The 60% decline in cash provided by operating activities during the year ended December 31, 2009 compared to the year ended December 31, 2008;

•	The decrease in cash from $2.8 million at December 31, 2008 to $.4 million at December 31, 2009; and
•	The 21% decline in sales during the year ended December 31, 2009 compared to the year ended December 31, 2008.
Please show us supplementally what your revised disclosure will look like.

June 11, 2010

The Company continues to believe that its working capital is adequate to sustain operations at current levels through at least the next 12 months.  First, the Company’s primary capital needs have been to fund certain expansion projects, and these expansion projects may be suspended as needed without affecting the operations of the Company.  Second, the Company’s revenue and liquidity position have significantly improved since December 31, 2009.  In addition, the Company includes appropriate cautionary language throughout its filings regarding its liquidity.

The Company’s primary capital needs have been to fund the expansion of its manufacturing facilities and the development of its new industrial parts and machinery equipment business.  The Company at any time may suspend its expansion projects if it were to determine that working capital was insufficient.  Such a suspension would not affect the core operations of the Company and it would make available a significant amount of working capital, which could be diverted to other purposes.

The Company finances its business operations primarily through cash generated by its operations, bank loans and various financing transactions.  As of March 31, 2010, the Company had cash and cash equivalents of $11.9 million, including restricted cash of $7.6 million.  The Company had no availability under its bank facilities and loan facilities as of March 31, 2010.  However, if the Company satisfies certain requirements under its Loan Agreement with Standard Chartered, the Company will be able to draw additional funds under that facility of up to approximately $23.9 million.  The Company is working with Standard Chartered to satisfy these conditions.

Net cash provided by operating activities for the three months ended March 31, 2010 was approximately $6.5 million, as compared to approximately $73,000 used in the same period in 2009. This change was primarily due to an increase in the collection of accounts receivable and an increase in customer deposits, partially offset by an increase in advances to suppliers.

Net cash used by investing activities for the three months ended March 31, 2010 was approximately $383,000, as compared to approximately $6.1 million provided in the same period in 2009.  This change was mainly a result of a decrease in restricted cash, offset by the increase in plant and equipment.

Net cash used in financing activities for the three months ended March 31, 2010 was approximately $2.3 million, as compared to approximately $8.8 million used in the same period in 2009.  This change was primarily due to a decrease in the repayment of notes.

Accounts receivable decreased from approximately $54.0 million to $47.0 million from December 31, 2009 to March 31, 2010. This decrease resulted primarily from closely monitoring our customers’ ability to pay and delaying production or delivery to customers with older receivables.  At March 31, 2010, we had approximately $2.0 million in other receivables, which is a decrease of approximately $2.6 million compared to the balance at December 31, 2009.

June 11, 2010

We intend to expend a significant amount of capital to complete our facilities and the installation of equipment and to make deposits for performance bonds for new projects that we have obtained.  In light of the completion of the credit facility with Standard Chartered, the Company believes that its currently available working capital, combined with cash from operations and bank financing, should be adequate to sustain operations at current levels through at least the next 12 months.  For our long-term strategic growth, the Company will continue to rely upon debt and capital markets for any necessary long-term funding not provided by operating cash flows.  Funding decisions will be guided by our capital structure planning objectives. The primary objectives of the Company’s capital structure planning are to maximize financial flexibility and preserve liquidity while reducing interest expense.

In the Company’s Form 10-Q for the quarter ended March 31, 2010, the Company updated its liquidity discussion in light of the developments described above and your comment.  The liquidity section is on pages 37 to 43 in the referenced Form 10-Q.

Critical Accounting Policies, page 37

5.
We have read your response to comment 3 from our letter dated December 24, 2009. Please confirm whether or not any of your assets or assets groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and disclose to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity. If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Otherwise, please provide the disclosures requested in prior comment three from our letter dated December 24, 2009. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosure will look like.

The Company believes that the expected undiscounted future cash flows of its assets under its major asset group substantially exceed their carrying values.  Further, the Company does not believe that any such assets are impaired.  Accordingly, the Company has not recorded an expense for impairment.  Assuming this remains true, the Company will disclose this determination in its future filings as applicable.

Controls and Procedures, page 46

6.
Your current disclosure indicates that based upon, and as of the date of your evaluation, management concluded that your disclosure controls and procedures were not effective. Please confirm that your disclosure controls and procedures were not effective as of December 31, 2009 rather than as of the date of your evaluation. Please revise your disclosure accordingly in future filings.

We provided the following disclosure under Item 1, Part 4T in the Company’s Form 10-Q for the quarter ended March 31, 2010.  We will revise our disclosure accordingly in future filings.

June 11, 2010

Based upon this evaluation as of March 31, 2010, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures contained significant deficiencies and material weaknesses.  Therefore, our management concluded that our disclosure controls and procedures were not effective.

Changes in Internal Controls over Financial Reporting, page 49

7.
You disclose that “other than the remediation measures described above, during the year ended December 31, 2009, there was no change in our internal control over financial reporting that has materially affected or that is reasonably likely to materially affect, our internal control over financial reporting.”  Please revise to state clearly whether or not there were changes in your internal control over financial reporting that occurred “during this quarter” that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

We provided the following disclosure under Item 1, Part 4T in the Company’s Form 10-Q for the quarter ended March 31, 2010.  We will revise our disclosure accordingly in future filings.

Other than the remediation measures described above, during the quarter ended March 31, 2010, there was no change in our internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements

Statements of Cash Flows, page F-8

8.
Given that you have included the non-cash purchase of Sukong assets as a non-cash investing activity, please tell us how you determined that your noncash purchase of Sukong assets of the same amount represent an adjustment to reconcile net income to net cash used in operating activities. Refer to FASB ASC 230-10-45-47.

The Company accrued payables in connection with its purchase of the Sukong assets.  When the Company paid off these liabilities using the transfer of receivables and advances to suppliers, there was a net change in the balance of the current asset and current liability accounts and this is reflected on the reconciliation of net income on the statement of cash flows.  The changes in the accounts above were not attributable to operating activities.  Accordingly, the Company has presented a reconciling item to account for the difference in such accounts so that net operating cash flows are properly disclosed.

June 11, 2010

10.  Construction in Progress, page F-22

9.
We have read your response to comment four from our letter dated December 24, 2009. You indicate that your revision was accounted for as a correction of an error. Pursuant to SFAS 154, please tell us what consideration you gave to the following:

•	Including an explanatory paragraph in the audit opinion that references the restatement;
•	Including a prominent restatement footnote in the financial statements that describes the restatement of statements of Cash flows;
•	Full compliance with FAS 154, paragraphs 25 and 26;
•	Filing an Item 4.02 Form 8-K; and
•	Labeling the appropriate columns of your financial statements as restated.

The Company has reviewed FAS 154 and believes it has complied with the requirements of disclosure of a correction of error.  The correction of error, as already disclosed, did not affect the Company’s financial position or results of operations.  There was no per share effect of the restatement and there was no change to retained earnings.  Consequently, the Company concluded that the correction of error was not material and therefore did not require a restatement to the financial statements or filing a Form 8-K under Item 4.02.

15.  Capitalization
Series B Convertible Preferred Stock, page F-29

10.
We have read your response to comment five from our letter dated December 24, 2009. You indicate that you do not believe that there is additional incremental value that should be charged to earnings because the fair value assigned to the Series B Convertible Preferred Stock was less than the fair value of your common stock. Please tell us the value of the original series J warrants immediately before its terms were modified as well as the value of the modified warrants.  Please provide us with the comprehensive analysis that shows that there was no incremental value.  Refer to FASB ASC 718-20-35-3.  Please also tell us how you accounted for the constructive preferred dividend amount.  Please also cite all accounting literature used to support your conclusion.

The Company does not believe there was any incremental cost that should be charged to earnings as result of the modification of the warrants and is providing the relevant cost information in Exhibit A for your review.  Pursuant to FASB ASC 718-20-35-3, the requested valuation analysis is provided as follows:

Value of J Warrants prior to Modification:  $25.1 million
Value of J Warrants after Modification:  $17.8 million

June 11, 2010

The Constructive Preferred Dividend was accounted for as return of capital, and accordingly, it was a debit to Retained Earnings and a credit to Additional Paid in Capital in the form of a Beneficial Conversion Feature.  EITF 98-05 and EITF 00-27 provide accounting guidance for accounting for securities with embedded derivatives as well as how to implement the effective conversion price for convertible securities.

Penalty Shares, page F-25

11.
We have read your response to comment six from our letter dated December 24, 2009. We note that the average price of your three valuation methods on March 18, 2008 of $6.35 was significantly lower than the actual market price of $10.00. Please tell us how you determined that your average of three valuation methods was reasonable as compared to the actual market price of $10.00 on March 18, 2008. Please tell us how many shares were issued on each date in 2008. Please also tell us how what consideration you gave to the actual market price on May 30, 2008 as compared to the average price of the three valuation methods.

The Company continues to believe that the average of the three valuation methods was reasonable as compared to the actual market price on March 18, 2008.  The following factors support this position:

A.           Trading Volume

On March 18, 2008, the 90-day average volume of trading in the Company’s stock on the OTC Bulletin Board (the “OTCBB”) was 620 shares.  This represented less than 0.003% of its outstanding common stock on that date.  The Company believes that the illiquidity of its common stock supports its conclusion that the actual market price on that date did not indicate the fair value of the common stock.

By contrast, the 90-day average trading volume on September 3, 2008 was 7,557 shares.  This is an increase of 1118.87% from March 18, 2008.  In part due to the increased liquidity of the Company’s common stock, the Company used the actual market price to value the shares issued on September 3, 2008.

June 11, 2010

B.           Public Float

One of the primary reasons for the limited trading volume described above was the small number of shares of the Company’s common stock in the public float at that time.  Below is a table that shows the number of shares of common stock outstanding and the number of unrestricted shares of common stock in the public float for each of the three valuation dates:

Valuation Date	Number of Shares of Common Stock Outstanding	Number of Unrestricted Shares of Common Stock in the Public Float
March 18, 2008	21,670,982	3,345,488
May 30, 2008	22,564,829	4,114,179
September 3, 2008	24,240,179	5,926,887

On each of the three valuation dates, the Company’s controlling stockholder Fame Good International Limited (“Fame Good”) held 17,887,446 shares of the Company’s common stock.  Fame Good is controlled by the Company’s Chairman and then Chief Executive Officer.  From February 7, 2007 when it acquired these shares to the present date, Fame Good has never sold shares of the Company’s common stock.  This has limited the number of shares in the public float.

Throughout 2008, shares of the Company’s common stock entered the public float primarily from mandatory and voluntary conversions of the Company’s Series A Convertible Preferred Stock.  On March 18, 2008, there were only 3,345,488 shares of unrestricted common stock in the public float.  In fact, 1,466,488 of these shares entered the public float within three weeks of that date.  By September 3, 2008, the Company had 5,926,887 unrestricted shares of common stock in the public float, which is a 77.16% increase from March 18, 2008.

As the number of unrestricted shares of the Company’s common stock in the public float increased significantly throughout 2008, the trading volume in the Company’s common stock also increased.  This increased liquidity resulted in actual market prices that better represented the fair value of the Company’s common stock.

C.           NASDAQ Listing

Another significant factor in the increase in the liquidity of the Company’s common stock related to the differing trading platforms on the valuation dates.  Through July 17, 2008, the Company’s common stock was quoted on the OTCBB.  On July 18, 2008, the Company’s common stock commenced trading on the NASDAQ Capital Market (“NASDAQ”).  Accordingly, the common stock was traded on the OTCBB on the first two valuation dates and traded on NASDAQ on the third valuation date.  As previously discussed, the Company used the average of the three valuation methods to value the common stock on the first two valuation dates and used the actual market price to value the common stock on the third valuation date.  Naturally, the Company sought a NASDAQ listing in order to increase the liquidity of its common stock.

June 11, 2010

D.	Comparison of the Company’s Stock Price to the Company’s Financial Performance and Stock Market Performance

We believe that a comparison of the Company’s stock price to the Company’s financial performance and the stock market performance during the relevant period also supports the Company’s valuation method.  From March 18, 2008 to September 3, 2008, the actual market price of the Company’s common stock decreased from $10.00 to $5.30, or 47.0%.

During this period, the Company reported earnings for the full year 2007, the first quarter of 2008 and the second quarter of 2008.  For full year 2007, the Company reported a revenue increase of 394% and a net income increase of 364%.  In the press release announcing the full year 2007 financial results, the Company announced revenue and earnings guidance for full year 2008.  This guidance represented a revenue increase of 44% and a net income increase of 48%.  The Company confirmed this guidance in the earnings releases for the first quarter of 2008 and the second quarter of 2008.  Given the Company’s strong financial performance during this period, the Company believes that the 47% decline in the actual market price of its stock further demonstrates that the actual market price at the beginning of the period was not a fair market value.  The Company also notes that the NASDAQ Composite increased 2.89% during this period.

***

We believe that the above factors demonstrate that the actual market price of the Company’s common stock on March 18, 2008 did not represent the fair market value.  We believe that the valuation method that the Company employed was reasonable even though it resulted in a valuation that was significantly lower that the actual market price.

June 11, 2010

18. Earnings Per Share, page 33

12.
We have read your response to comment eleven from our letter dated December 24, 2009.  It does not appear that you have added back all preferred dividends for the year ended December 31, 2008 in arriving at your numerator for purposes of determining with diluted earnings per share in accordance with ASC 260-10-45-16. Please advise.

The Company has considered ASC 260-10-45-16 and reviewed the related illustrations regarding the adding back of preferred dividends to the numerator for the purpose of calculating diluted earnings per share.  The Company agrees with the mechanics of the calculation but finds the interpretation of items to be added back to be ambiguous.  None of the illustrations addressed our specific situation, so there is no clear guidance as applied to our situation.  The line item in question is the constructive preferred dividend, which by definition is a return of capital that was initiated and recognized immediately upon issuance of the convertible preferred stock.  The receipt of the constructive preferred dividend is not contingent upon the holder of convertible preferred stock actually converting in order for the holder to receive this benefit.  Therefore, the Company believes that it appropriately accounted for the constructive preferred dividend and has clearly disclosed how it arrived at its earnings per share in the notes to the Company’s financial statements.

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely, /s/ Paul Davis Fancher Paul Davis Fancher

cc:	Philip Lo
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP

EXHIBIT A

Wuhan General Group (China), Inc.
J Warrants Modification - Stock Price Volatility
for the year ended December 31, 2008

Date	Open	High	Low	Close	Volume	Daily Returns	Standard Deviation of Daily Returns
1/2/2008	$15.60	$15.60	$15.60	$15.60	200
1/3/2008	$15.75	$16.00	$15.75	$16.00	1,200	2.56%
1/4/2008	$15.50	$16.00	$15.50	$16.00	200	0.00%
1/7/2008	$16.00	$16.00	$16.00	$16.00	200	0.00%
1/8/2008	$16.00	$16.00	$16.00	$16.00	200	0.00%
1/9/2008	$16.00	$16.00	$16.00	$16.00	200	0.00%
1/10/2008	$16.50	$16.50	$16.50	$16.50	400	3.13%
1/11/2008	$16.50	$16.50	$16.50	$16.50	-	0.00%
1/14/2008	$16.50	$16.50	$16.50	$16.50	-	0.00%
1/15/2008	$16.50	$16.50	$16.50	$16.50	-	0.00%
1/16/2008	$13.25	$15.00	$13.25	$15.00	400	-9.09%
1/17/2008	$17.00	$17.50	$17.00	$17.50	300	16.67%
1/18/2008	$17.50	$17.50	$17.50	$17.50	-	0.00%
1/22/2008	$17.50	$17.50	$17.50	$17.50	-	0.00%
1/23/2008	$14.00	$14.00	$14.00	$14.00	400	-20.00%
1/24/2008	$14.00	$14.00	$14.00	$14.00	-	0.00%
1/25/2008	$14.00	$14.00	$14.00	$14.00	-	0.00%
1/28/2008	$14.00	$14.00	$14.00	$14.00	-	0.00%
1/29/2008	$13.25	$13.25	$13.25	$13.25	200	-5.36%
1/30/2008	$13.25	$13.25	$13.25	$13.25	100	0.00%
1/31/2008	$13.25	$13.25	$13.25	$13.25	-	0.00%
2/1/2008	$13.05	$13.05	$13.05	$13.05	100	-1.51%
2/4/2008	$13.05	$13.05	$13.05	$13.05	-	0.00%
2/5/2008	$13.05	$13.05	$13.05	$13.05	-	0.00%
2/6/2008	$12.00	$12.00	$12.00	$12.00	700	-8.05%
2/7/2008	$12.00	$13.50	$12.00	$13.50	1,500	12.50%
2/8/2008	$13.00	$13.00	$13.00	$13.00	600	-3.70%
2/11/2008	$13.00	$15.00	$13.00	$13.00	800	0.00%
2/12/2008	$13.00	$13.00	$13.00	$13.00	200	0.00%
2/13/2008	$13.00	$13.00	$13.00	$13.00	300	0.00%
2/14/2008	$13.00	$13.00	$13.00	$13.00	200	0.00%
2/15/2008	$13.00	$13.00	$13.00	$13.00	200	0.00%
2/19/2008	$13.00	$13.00	$13.00	$13.00	100	0.00%
2/20/2008	$13.00	$13.00	$13.00	$13.00	-	0.00%
2/21/2008	$13.00	$13.00	$13.00	$13.00	200	0.00%
2/22/2008	$13.00	$13.00	$13.00	$13.00	-	0.00%
2/25/2008	$13.00	$13.00	$13.00	$13.00	200	0.00%
2/26/2008	$13.00	$13.00	$13.00	$13.00	200	0.00%
2/27/2008	$12.00	$12.00	$12.00	$12.00	100	-7.69%
2/28/2008	$13.00	$13.00	$13.00	$13.00	400	8.33%
2/29/2008	$13.00	$13.00	$13.00	$13.00	-	0.00%
3/3/2008	$8.10	$13.00	$8.10	$13.00	400	0.00%
3/4/2008	$8.11	$11.50	$8.10	$11.00	5,800	-15.38%
3/5/2008	$11.20	$11.20	$10.00	$11.00	10,600	0.00%
3/6/2008	$10.00	$10.01	$9.99	$10.00	1,500	-9.09%
3/7/2008	$10.00	$10.00	$10.00	$10.00	400	0.00%
3/10/2008	$10.00	$11.00	$10.00	$11.00	2,000	10.00%
3/11/2008	$11.00	$11.00	$11.00	$11.00	1,000	0.00%
3/12/2008	$10.25	$10.25	$10.25	$10.25	600	-6.82%

Wuhan General Group (China), Inc.
J Warrants Modification - Stock Price Volatility
for the year ended December 31, 2008

Date	Open	High	Low	Close	Volume	Daily Returns	Standard Deviation of Daily Returns
3/13/2008	$10.01	$10.50	$10.01	$10.50	500	2.44%
3/14/2008	$10.00	$10.00	$10.00	$10.00	2,400	-4.76%
3/17/2008	$10.00	$10.00	$10.00	$10.00	500	0.00%
3/18/2008	$10.00	$10.00	$10.00	$10.00	500	0.00%
3/19/2008	$10.00	$10.00	$10.00	$10.00	100	0.00%
3/20/2008	$10.00	$10.00	$10.00	$10.00	200	0.00%
3/24/2008	$10.00	$10.00	$10.00	$10.00	500	0.00%
3/25/2008	$7.01	$10.00	$7.01	$10.00	3,200	0.00%
3/26/2008	$9.00	$9.00	$8.99	$9.00	1,200	-10.00%
3/27/2008	$10.00	$10.00	$10.00	$10.00	1,300	11.11%
3/28/2008	$9.99	$10.00	$9.99	$10.00	300	0.00%
3/31/2008	$10.10	$10.10	$10.00	$10.05	1,400	0.50%
4/1/2008	$10.01	$10.01	$10.01	$10.01	200	-0.40%
4/2/2008	$10.00	$10.00	$10.00	$10.00	200	-0.10%
4/3/2008	$10.00	$10.00	$10.00	$10.00	300	0.00%
4/4/2008	$10.00	$10.00	$10.00	$10.00	500	0.00%
4/7/2008	$10.00	$10.00	$10.00	$10.00	200	0.00%
4/8/2008	$9.75	$9.75	$9.35	$9.35	5,300	-6.50%
4/9/2008	$9.50	$9.90	$9.50	$9.90	1,000	5.88%
4/10/2008	$9.75	$9.75	$9.75	$9.75	1,600	-1.52%
4/11/2008	$9.75	$9.75	$9.75	$9.75	200	0.00%
4/14/2008	$9.75	$9.80	$9.75	$9.80	1,400	0.51%
4/15/2008	$9.75	$9.75	$9.50	$9.75	2,100	-0.51%
4/16/2008	$9.75	$9.75	$9.75	$9.75	2,800	0.00%
4/17/2008	$9.25	$9.95	$9.25	$9.95	2,300	2.05%
4/18/2008	$9.70	$9.80	$9.25	$9.80	2,300	-1.51%
4/21/2008	$9.50	$9.99	$9.50	$9.99	3,200	1.94%
4/22/2008	$9.99	$10.90	$9.99	$10.90	54,700	9.11%
4/23/2008	$9.25	$9.50	$9.25	$9.50	300	-12.84%
4/24/2008	$9.00	$9.50	$9.00	$9.50	600	0.00%
4/25/2008	$9.25	$9.25	$9.25	$9.25	1,000	-2.63%
4/28/2008	$9.25	$9.25	$9.25	$9.25	300	0.00%
4/29/2008	$8.00	$9.00	$8.00	$9.00	5,000	-2.70%
4/30/2008	$9.00	$9.00	$8.25	$8.25	9,000	-8.33%
5/1/2008	$8.80	$8.85	$8.80	$8.85	800	7.27%
5/2/2008	$7.75	$8.85	$7.75	$8.85	1,100	0.00%
5/5/2008	$8.75	$8.85	$8.00	$8.80	5,500	-0.56%
5/6/2008	$8.00	$8.75	$8.00	$8.70	6,400	-1.14%
5/7/2008	$8.70	$8.70	$8.70	$8.70	-	0.00%
5/8/2008	$8.75	$8.75	$8.25	$8.60	16,400	-1.15%
5/9/2008	$8.27	$8.60	$8.25	$8.60	7,000	0.00%
5/12/2008	$8.50	$8.60	$8.35	$8.60	3,600	0.00%
5/13/2008	$8.45	$8.50	$8.45	$8.45	2,700	-1.74%
5/14/2008	$8.40	$8.50	$8.40	$8.50	800	0.59%
5/15/2008	$8.50	$8.50	$8.50	$8.50	200	0.00%
5/16/2008	$8.50	$8.50	$8.16	$8.30	7,100	-2.35%
5/19/2008	$8.50	$8.50	$8.50	$8.50	700	2.41%
5/20/2008	$8.25	$8.50	$8.25	$8.50	3,500	0.00%
5/21/2008	$8.30	$8.50	$8.30	$8.50	1,200	0.00%
5/22/2008	$8.50	$8.50	$8.25	$8.50	500	0.00%
5/23/2008	$8.45	$8.60	$8.45	$8.55	8,200	0.59%

Wuhan General Group (China), Inc.
J Warrants Modification - Stock Price Volatility
for the year ended December 31, 2008

Date	Open	High	Low	Close	Volume	Daily Returns	Standard Deviation of Daily Returns
5/27/2008	$8.55	$8.70	$8.25	$8.25	5,200	-3.51%
5/28/2008	$8.35	$8.35	$8.25	$8.25	2,200	0.00%
5/29/2008	$8.23	$8.25	$8.23	$8.25	600	0.00%
5/30/2008	$8.15	$8.25	$8.00	$8.00	5,500	-3.03%
6/2/2008	$7.95	$7.95	$7.25	$7.75	1,200	-3.13%
6/3/2008	$8.20	$8.20	$7.25	$8.10	900	4.52%
6/4/2008	$8.10	$8.10	$8.10	$8.10	-	0.00%
6/5/2008	$7.95	$7.95	$7.90	$7.90	4,000	-2.47%
6/6/2008	$7.00	$7.90	$7.00	$7.90	1,700	0.00%
6/9/2008	$7.85	$7.85	$7.00	$7.75	2,500	-1.90%
6/10/2008	$7.75	$7.75	$7.11	$7.60	6,600	-1.94%
6/11/2008	$7.10	$7.55	$5.00	$7.44	7,400	-2.11%
6/12/2008	$7.45	$7.60	$4.00	$7.50	216,000	0.81%
6/13/2008	$7.55	$7.55	$7.55	$7.55	100	0.67%
6/16/2008	$7.55	$7.55	$7.55	$7.55	100	0.00%
6/17/2008	$7.00	$7.55	$7.00	$7.55	11,800	0.00%
6/18/2008	$7.00	$7.50	$7.00	$7.00	3,500	-7.28%
6/19/2008	$7.50	$7.50	$7.50	$7.50	200	7.14%
6/20/2008	$7.50	$7.50	$7.50	$7.50	1,100	0.00%
6/23/2008	$7.00	$7.40	$7.00	$7.40	600	-1.33%
6/24/2008	$7.30	$7.40	$7.30	$7.40	700	0.00%
6/25/2008	$7.30	$7.40	$7.10	$7.30	6,900	-1.35%
6/26/2008	$7.30	$7.30	$7.00	$7.00	8,000	-4.11%
6/27/2008	$7.20	$7.20	$7.00	$7.20	2,600	2.86%
6/30/2008	$7.25	$7.25	$6.00	$6.00	9,400	-16.67%
7/1/2008	$7.25	$7.35	$6.50	$7.30	4,900	21.67%
7/2/2008	$7.00	$7.30	$7.00	$7.30	300	0.00%
7/3/2008	$6.85	$7.30	$6.85	$7.30	3,300	0.00%
7/7/2008	$7.30	$7.30	$7.30	$7.30	200	0.00%
7/8/2008	$7.30	$7.30	$7.30	$7.30	200	0.00%
7/9/2008	$7.30	$7.30	$7.00	$7.30	300	0.00%
7/10/2008	$7.30	$7.30	$7.30	$7.30	200	0.00%
7/11/2008	$7.30	$7.30	$7.00	$7.30	2,800	0.00%
7/14/2008	$7.30	$7.30	$7.00	$7.00	700	-4.11%
7/15/2008	$6.85	$7.00	$6.85	$7.00	3,300	0.00%
7/16/2008	$7.00	$7.00	$7.00	$7.00	700	0.00%
7/17/2008	$7.00	$7.00	$7.00	$7.00	200	0.00%
7/18/2008	$7.00	$7.00	$6.50	$6.50	1,900	-7.14%
7/21/2008	$8.00	$8.00	$6.94	$7.00	6,000	7.69%
7/22/2008	$7.98	$7.98	$7.03	$7.03	7,200	0.43%
7/23/2008	$7.25	$7.25	$6.95	$7.00	4,600	-0.43%
7/24/2008	$6.57	$7.49	$6.12	$7.06	1,300	0.86%
7/25/2008	$7.50	$7.50	$7.50	$7.50	100	6.23%
7/28/2008	$7.50	$7.50	$5.56	$6.99	4,100	-6.80%
7/29/2008	$6.99	$7.00	$6.85	$7.00	300	0.14%
7/30/2008	$6.98	$6.98	$5.47	$5.68	2,400	-18.86%
7/31/2008	$7.41	$7.41	$4.75	$5.53	21,400	-2.64%
8/1/2008	$5.44	$6.15	$5.33	$5.82	4,300	5.24%
8/4/2008	$5.63	$6.00	$5.63	$6.00	9,500	3.09%
8/5/2008	$6.49	$6.50	$5.97	$6.00	2,000	0.00%
8/6/2008	$5.99	$6.00	$5.64	$6.00	5,900	0.00%

Wuhan General Group (China), Inc.
J Warrants Modification - Stock Price Volatility
for the year ended December 31, 2008

Date	Open	High	Low	Close	Volume	Daily Returns	Standard Deviation of Daily Returns
8/7/2008	$6.00	$6.00	$5.97	$5.97	200	-0.50%
8/8/2008	$6.00	$6.00	$5.64	$5.98	400	0.17%
8/11/2008	$5.98	$6.00	$5.96	$6.00	400	0.33%
8/12/2008	$5.84	$5.85	$5.84	$5.85	200	-2.50%
8/13/2008	$6.25	$6.25	$5.96	$5.98	500	2.22%
8/14/2008	$5.98	$6.00	$5.54	$6.00	500	0.33%
8/15/2008	$6.00	$6.00	$5.85	$5.85	500	-2.50%
8/18/2008	$5.80	$5.80	$5.76	$5.79	1,700	-1.03%
8/19/2008	$5.79	$5.79	$5.55	$5.78	600	-0.17%
8/20/2008	$6.00	$6.00	$5.44	$5.69	1,400	-1.56%
8/21/2008	$6.00	$6.00	$5.25	$5.25	1,400	-7.73%
8/22/2008	$5.50	$5.50	$5.05	$5.18	4,500	-1.33%
8/25/2008	$5.23	$5.23	$5.00	$5.04	700	-2.70%
8/26/2008	$5.05	$5.45	$4.50	$4.55	7,200	-9.72%
8/27/2008	$4.80	$4.80	$4.28	$4.28	4,100	-5.93%
8/28/2008	$4.37	$4.37	$4.33	$4.33	500	1.17%
8/29/2008	$4.32	$4.32	$3.00	$3.01	14,800	-30.48%
9/2/2008	$4.23	$5.47	$3.40	$5.47	56,500	81.73%
9/3/2008	$5.46	$5.99	$5.00	$5.30	8,700	-3.11%
9/4/2008	$5.99	$5.99	$5.00	$5.20	2,100	-1.89%
9/5/2008	$5.00	$5.00	$4.17	$4.17	5,800	-19.81%
9/8/2008	$4.50	$5.99	$4.50	$5.00	3,300	19.90%
9/9/2008	$4.75	$4.75	$4.75	$4.75	100	-5.00%
9/10/2008	$3.90	$4.99	$3.90	$4.99	500	5.05%
9/11/2008	$4.99	$5.00	$4.01	$4.82	1,000	-3.41%
9/12/2008	$4.81	$4.83	$4.81	$4.83	400	0.21%
9/15/2008	$4.94	$4.94	$4.75	$4.78	6,600	-1.04%
9/16/2008	$4.89	$4.89	$4.02	$4.80	3,200	0.42%
9/17/2008	$4.83	$4.90	$4.79	$4.89	1,600	1.88%
9/18/2008	$4.89	$4.90	$4.05	$4.90	700	0.20%
9/19/2008	$4.06	$4.98	$4.06	$4.86	2,700	-0.82%
9/22/2008	$4.75	$4.75	$4.74	$4.74	700	-2.47%
9/23/2008	$4.70	$4.70	$3.52	$4.51	5,200	-4.85%
9/24/2008	$4.67	$4.67	$3.57	$4.51	1,100	0.00%
9/25/2008	$4.56	$4.56	$4.55	$4.55	300	0.89%
9/26/2008	$4.49	$4.49	$3.99	$4.47	500	-1.76%
9/29/2008	$4.70	$5.30	$4.40	$5.30	30,800	18.57%
9/30/2008	$4.58	$6.00	$4.58	$5.00	20,900	-5.66%
10/1/2008	$6.38	$6.38	$4.04	$4.50	10,200	-10.00%
10/2/2008	$5.24	$5.25	$4.01	$4.75	4,000	5.56%
10/3/2008	$4.99	$4.99	$4.99	$4.99	100	5.05%
10/6/2008	$5.99	$5.99	$4.00	$4.50	3,100	-9.82%
10/7/2008	$5.30	$5.30	$4.00	$4.82	8,400	7.11%
10/8/2008	$5.30	$5.30	$3.65	$5.14	4,300	6.64%
10/9/2008	$4.98	$4.98	$4.01	$4.01	3,000	-21.98%
10/10/2008	$3.50	$5.23	$3.50	$4.90	6,000	22.19%
10/13/2008	$4.08	$5.00	$4.08	$5.00	2,300	2.04%	8.56%
10/14/2008	$4.11	$4.95	$4.11	$4.22	1,100	-15.60%	8.61%
10/15/2008	$5.00	$5.00	$4.15	$4.95	4,600	17.30%
10/16/2008	$4.97	$5.00	$4.12	$4.99	1,000	0.81%
10/17/2008	$4.99	$4.99	$4.99	$4.99	100	0.00%

Wuhan General Group (China), Inc.
J Warrants Modification - Stock Price Volatility
for the year ended December 31, 2008

Date	Open	High	Low	Close	Volume	Daily Returns	Standard Deviation of Daily Returns
10/20/2008	$4.75	$4.75	$4.75	$4.75	1,500	-4.81%
10/21/2008	$5.00	$5.00	$4.25	$4.25	800	-10.53%
10/22/2008	$4.99	$5.00	$4.33	$4.88	700	14.82%
10/23/2008	$5.00	$5.00	$4.25	$4.95	400	1.43%
10/24/2008	$4.90	$5.00	$4.90	$5.00	200	1.01%
10/27/2008	$5.00	$5.00	$5.00	$5.00	200	0.00%
10/28/2008	$5.00	$5.00	$5.00	$5.00	300	0.00%
10/29/2008	$5.00	$5.00	$5.00	$5.00	200	0.00%
10/30/2008	$4.98	$4.98	$4.16	$4.85	700	-3.00%
10/31/2008	$5.00	$5.00	$4.11	$4.98	1,800	2.68%
11/3/2008	$4.98	$5.00	$4.98	$5.00	200	0.40%
11/4/2008	$4.90	$4.99	$4.81	$4.81	5,500	-3.80%
11/5/2008	$4.99	$5.00	$4.50	$4.80	2,600	-0.21%
11/6/2008	$4.90	$4.94	$3.20	$4.94	1,100	2.92%
11/7/2008	$3.45	$4.95	$3.45	$4.95	3,700	0.20%
11/10/2008	$4.95	$4.95	$4.95	$4.95	300	0.00%
11/11/2008	$4.95	$4.95	$4.95	$4.95	200	0.00%
11/12/2008	$4.95	$4.95	$4.81	$4.81	300	-2.83%
11/13/2008	$4.94	$4.94	$4.75	$4.75	700	-1.25%
11/14/2008	$4.95	$4.95	$4.70	$4.75	1,000	0.00%
11/17/2008	$4.92	$4.92	$4.28	$4.75	1,100	0.00%
11/18/2008	$4.95	$4.95	$4.95	$4.95	500	4.21%
11/19/2008	$4.95	$4.95	$4.30	$4.60	1,000	-7.07%
11/20/2008	$4.92	$4.92	$3.27	$3.44	1,100	-25.22%
11/21/2008	$4.48	$4.82	$4.47	$4.82	600	40.12%
11/24/2008	$4.90	$4.90	$4.90	$4.90	100	1.66%
11/25/2008	$4.95	$4.95	$3.80	$4.94	3,300	0.82%
11/26/2008	$4.94	$4.94	$4.94	$4.94	200	0.00%
11/28/2008	$4.93	$4.93	$4.93	$4.93	200	-0.20%
12/1/2008	$4.94	$4.94	$4.94	$4.94	200	0.20%
12/2/2008	$4.94	$4.94	$4.94	$4.94	200	0.00%
12/3/2008	$4.94	$4.94	$3.91	$4.74	1,300	-4.05%
12/4/2008	$4.71	$4.94	$4.25	$4.94	4,500	4.22%
12/5/2008	$4.92	$4.92	$4.01	$4.01	400	-18.83%
12/8/2008	$4.75	$4.75	$4.16	$4.50	6,800	12.22%
12/9/2008	$4.94	$4.94	$4.07	$4.49	4,900	-0.22%
12/10/2008	$4.50	$4.50	$4.50	$4.50	400	0.22%
12/11/2008	$4.50	$4.50	$3.71	$4.44	1,900	-1.33%
12/12/2008	$4.90	$4.90	$3.95	$4.46	2,600	0.45%
12/15/2008	$4.59	$4.59	$4.59	$4.59	200	2.91%
12/16/2008	$4.60	$4.60	$4.60	$4.60	200	0.22%
12/17/2008	$4.57	$4.57	$4.08	$4.50	800	-2.17%
12/18/2008	$4.90	$4.90	$3.98	$4.82	1,000	7.11%
12/19/2008	$4.50	$4.84	$4.50	$4.82	1,900	0.00%
12/22/2008	$4.60	$4.60	$4.56	$4.56	300	-5.39%
12/23/2008	$4.55	$4.55	$3.01	$4.49	1,000	-1.54%
12/24/2008	$4.54	$4.54	$2.32	$4.52	800	0.67%
12/26/2008	$4.55	$4.55	$4.55	$4.55	200	0.66%
12/29/2008	$4.54	$4.65	$3.99	$4.62	3,500	1.54%
12/30/2008	$4.51	$4.88	$4.30	$4.87	21,400	5.41%
12/31/2008	$4.89	$4.89	$3.70	$4.65	1,900	-4.52%

Wuhan General Group (China), Inc.
J Warrants Modification - Risk Free Rate (US Treasury Rates)
for the year ended December 31, 2008

Date	1 mo	3 mo	6 mo	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	20 yr	30 yr
1/2/2008	3.09	3.26	3.32	3.17	2.88	2.89	3.28	3.54	3.91	4.39	4.35
1/3/2008	3.19	3.24	3.29	3.13	2.83	2.85	3.26	3.54	3.91	4.41	4.37
1/4/2008	3.22	3.2	3.22	3.06	2.74	2.75	3.18	3.47	3.88	4.4	4.36
1/7/2008	3.27	3.27	3.29	3.11	2.76	2.76	3.16	3.46	3.86	4.37	4.34
1/8/2008	3.31	3.25	3.27	3.09	2.76	2.76	3.16	3.47	3.86	4.39	4.35
1/9/2008	3.34	3.22	3.22	3.04	2.69	2.69	3.1	3.4	3.82	4.35	4.32
1/10/2008	3.37	3.24	3.21	3.04	2.71	2.74	3.16	3.49	3.91	4.47	4.44
1/11/2008	3.23	3.09	3.07	2.91	2.59	2.61	3.06	3.38	3.82	4.4	4.39
1/14/2008	3.2	3.19	3.07	2.9	2.58	2.61	3.08	3.39	3.81	4.39	4.37
1/15/2008	3.15	3.17	3.05	2.87	2.53	2.55	3	3.3	3.72	4.3	4.28
1/16/2008	3.14	3.14	3.05	2.86	2.51	2.55	3	3.32	3.74	4.34	4.32
1/17/2008	3.07	3.07	3.01	2.81	2.44	2.46	2.9	3.22	3.66	4.27	4.25
1/18/2008	2.63	2.86	2.86	2.69	2.36	2.39	2.86	3.2	3.66	4.3	4.28
1/22/2008	2.15	2.35	2.41	2.29	2.08	2.12	2.64	3.01	3.52	4.23	4.23
1/23/2008	2.07	2.21	2.25	2.19	2.09	2.12	2.64	3.01	3.51	4.23	4.23
1/24/2008	2.19	2.37	2.48	2.4	2.25	2.3	2.85	3.21	3.68	4.37	4.36
1/25/2008	2.07	2.3	2.41	2.34	2.23	2.28	2.81	3.15	3.61	4.3	4.28
1/28/2008	2.12	2.34	2.36	2.3	2.2	2.27	2.8	3.15	3.61	4.3	4.29
1/29/2008	2.13	2.28	2.36	2.33	2.29	2.33	2.87	3.23	3.69	4.35	4.34
1/30/2008	1.93	2.21	2.29	2.3	2.3	2.44	2.96	3.32	3.78	4.45	4.44
1/31/2008	1.64	1.96	2.07	2.11	2.17	2.27	2.82	3.19	3.67	4.35	4.35
2/1/2008	1.75	2.1	2.15	2.13	2.09	2.22	2.75	3.13	3.62	4.31	4.32
2/4/2008	2.15	2.27	2.22	2.17	2.08	2.23	2.78	3.18	3.68	4.37	4.37
2/5/2008	2.22	2.19	2.13	2.06	1.93	2.08	2.66	3.08	3.61	4.32	4.33
2/6/2008	2.12	2.1	2.1	2.05	1.96	2.11	2.67	3.08	3.61	4.36	4.37
2/7/2008	2.19	2.17	2.13	2.08	1.99	2.21	2.79	3.21	3.74	4.5	4.51
2/8/2008	2.24	2.23	2.12	2.05	1.93	2.1	2.69	3.11	3.64	4.41	4.43
2/11/2008	2.35	2.31	2.13	2.06	1.93	2.1	2.67	3.09	3.62	4.38	4.41
2/12/2008	2.55	2.31	2.12	2.06	1.94	2.13	2.71	3.13	3.66	4.43	4.46
2/13/2008	2.5	2.28	2.1	2.03	1.91	2.11	2.71	3.14	3.7	4.48	4.52
2/14/2008	2.5	2.31	2.12	2.05	1.93	2.18	2.81	3.28	3.85	4.63	4.67
2/15/2008	2.4	2.21	2.07	2.02	1.91	2.15	2.76	3.21	3.76	4.55	4.58
2/19/2008	2.37	2.28	2.14	2.11	2.06	2.31	2.93	3.37	3.89	4.63	4.66
2/20/2008	2.4	2.25	2.17	2.16	2.14	2.43	3.02	3.45	3.93	4.63	4.65
2/21/2008	2.35	2.2	2.1	2.05	1.98	2.23	2.8	3.24	3.77	4.52	4.54
2/22/2008	2.33	2.2	2.14	2.08	1.98	2.24	2.81	3.26	3.79	4.55	4.58
2/25/2008	2.34	2.2	2.13	2.13	2.13	2.39	2.98	3.41	3.91	4.65	4.67
2/26/2008	2.34	2.14	2.09	2.07	2.04	2.32	2.92	3.36	3.88	4.64	4.66
2/27/2008	2.21	1.98	2.02	2.02	2.01	2.25	2.89	3.33	3.85	4.62	4.65
2/28/2008	2.08	1.9	1.95	1.92	1.87	2.1	2.73	3.17	3.71	4.51	4.55
2/29/2008	2.07	1.85	1.83	1.77	1.65	1.87	2.5	2.96	3.53	4.37	4.41
3/3/2008	1.99	1.7	1.8	1.74	1.61	1.84	2.48	2.96	3.54	4.37	4.42
3/4/2008	2.01	1.66	1.76	1.72	1.65	1.86	2.53	3.02	3.63	4.46	4.52
3/5/2008	1.91	1.53	1.75	1.72	1.66	1.91	2.59	3.1	3.7	4.55	4.6
3/6/2008	1.73	1.39	1.61	1.59	1.53	1.77	2.5	3	3.62	4.52	4.57
3/7/2008	1.65	1.45	1.56	1.55	1.53	1.75	2.45	2.94	3.56	4.49	4.55
3/10/2008	1.63	1.35	1.45	1.46	1.47	1.67	2.37	2.84	3.46	4.39	4.45
3/11/2008	1.82	1.48	1.64	1.67	1.74	1.93	2.61	3.04	3.6	4.48	4.53
3/12/2008	1.68	1.48	1.56	1.58	1.63	1.81	2.49	2.93	3.49	4.35	4.4
3/13/2008	1.56	1.35	1.5	1.54	1.63	1.84	2.53	2.99	3.56	4.42	4.47
3/14/2008	1.2	1.18	1.32	1.37	1.47	1.65	2.37	2.84	3.44	4.3	4.35
3/17/2008	1.16	1.11	1.31	1.32	1.35	1.52	2.23	2.71	3.34	4.24	4.29
3/18/2008	0.71	0.92	1.32	1.4	1.58	1.74	2.42	2.88	3.48	4.3	4.35

Wuhan General Group (China), Inc.
J Warrants Modification - Risk Free Rate (US Treasury Rates)
for the year ended December 31, 2008

Date	1 mo	3 mo	6 mo	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	20 yr	30 yr
3/19/2008	0.26	0.61	1.22	1.33	1.54	1.68	2.36	2.8	3.38	4.2	4.22
3/20/2008	0.37	0.63	1.2	1.33	1.59	1.71	2.36	2.78	3.34	4.15	4.17
3/24/2008	0.67	1.24	1.6	1.68	1.84	1.99	2.64	3.04	3.56	4.31	4.33
3/25/2008	1.47	1.29	1.56	1.64	1.79	1.93	2.61	3	3.51	4.29	4.3
3/26/2008	1.36	1.29	1.48	1.56	1.71	1.86	2.55	2.96	3.51	4.31	4.33
3/27/2008	1.32	1.3	1.49	1.57	1.73	1.88	2.61	3.02	3.56	4.37	4.38
3/28/2008	1.29	1.33	1.5	1.56	1.67	1.8	2.51	2.91	3.47	4.32	4.33
3/31/2008	1.22	1.38	1.51	1.55	1.62	1.79	2.46	2.88	3.45	4.3	4.3
4/1/2008	1.55	1.4	1.53	1.62	1.8	1.94	2.65	3.04	3.57	4.4	4.4
4/2/2008	1.55	1.41	1.56	1.67	1.88	2.05	2.72	3.09	3.6	4.4	4.38
4/3/2008	1.56	1.4	1.56	1.68	1.91	2.08	2.75	3.11	3.61	4.41	4.4
4/4/2008	1.5	1.35	1.53	1.63	1.83	1.98	2.63	2.99	3.5	4.32	4.32
4/7/2008	1.42	1.45	1.61	1.72	1.95	2.1	2.75	3.09	3.57	4.37	4.36
4/8/2008	1.34	1.41	1.58	1.68	1.87	2.06	2.72	3.08	3.58	4.37	4.37
4/9/2008	1.06	1.31	1.51	1.6	1.77	1.95	2.59	2.97	3.49	4.3	4.31
4/10/2008	0.98	1.27	1.49	1.61	1.84	2.02	2.66	3.05	3.55	4.33	4.34
4/11/2008	0.9	1.19	1.4	1.52	1.76	1.94	2.57	2.97	3.49	4.28	4.3
4/14/2008	0.85	1.08	1.41	1.53	1.78	1.97	2.6	3	3.53	4.32	4.35
4/15/2008	0.84	1.1	1.42	1.56	1.84	2.05	2.68	3.08	3.6	4.38	4.42
4/16/2008	0.86	1.12	1.49	1.65	1.98	2.2	2.82	3.21	3.72	4.49	4.54
4/17/2008	0.87	1.23	1.58	1.77	2.13	2.31	2.9	3.27	3.75	4.5	4.54
4/18/2008	0.9	1.35	1.68	1.85	2.19	2.35	2.95	3.29	3.77	4.52	4.51
4/21/2008	0.9	1.34	1.68	1.86	2.2	2.37	2.95	3.28	3.75	4.48	4.48
4/22/2008	0.72	1.27	1.64	1.84	2.24	2.43	2.96	3.29	3.74	4.47	4.46
4/23/2008	0.78	1.26	1.64	1.83	2.22	2.45	2.98	3.32	3.77	4.49	4.49
4/24/2008	0.81	1.26	1.66	1.91	2.41	2.61	3.15	3.44	3.87	4.56	4.56
4/25/2008	0.8	1.34	1.73	1.97	2.44	2.64	3.2	3.49	3.91	4.61	4.61
4/28/2008	0.94	1.43	1.74	1.95	2.36	2.58	3.14	3.44	3.86	4.57	4.57
4/29/2008	1.28	1.46	1.74	1.94	2.35	2.55	3.11	3.42	3.85	4.56	4.55
4/30/2008	1.17	1.43	1.64	1.85	2.29	2.49	3.03	3.34	3.77	4.49	4.49
5/1/2008	1.23	1.45	1.73	1.94	2.37	2.53	3.06	3.36	3.78	4.49	4.49
5/2/2008	1.25	1.5	1.72	1.97	2.47	2.64	3.18	3.48	3.89	4.57	4.57
5/5/2008	1.34	1.53	1.76	1.98	2.42	2.62	3.14	3.45	3.88	4.58	4.58
5/6/2008	1.53	1.63	1.76	1.96	2.38	2.62	3.15	3.51	3.93	4.64	4.64
5/7/2008	1.57	1.67	1.75	1.94	2.31	2.56	3.09	3.45	3.87	4.61	4.61
5/8/2008	1.55	1.66	1.74	1.91	2.25	2.47	2.99	3.34	3.79	4.55	4.5
5/9/2008	1.6	1.69	1.74	1.91	2.25	2.5	2.98	3.33	3.77	4.52	4.53
5/12/2008	1.73	1.77	1.87	2.01	2.3	2.54	3	3.34	3.78	4.52	4.53
5/13/2008	1.86	1.83	1.89	2.08	2.47	2.7	3.17	3.49	3.9	4.61	4.62
5/14/2008	1.86	1.82	1.9	2.11	2.53	2.78	3.22	3.5	3.92	4.63	4.63
5/15/2008	1.84	1.83	1.9	2.08	2.45	2.7	3.1	3.39	3.83	4.55	4.56
5/16/2008	1.85	1.84	1.91	2.09	2.47	2.71	3.12	3.43	3.85	4.57	4.58
5/19/2008	1.93	1.82	1.89	2.07	2.42	2.67	3.09	3.4	3.83	4.55	4.56
5/20/2008	1.97	1.86	1.9	2.05	2.34	2.58	3.02	3.35	3.78	4.52	4.53
5/21/2008	1.95	1.86	1.9	2.07	2.41	2.68	3.09	3.38	3.81	4.53	4.55
5/22/2008	1.97	1.86	1.95	2.15	2.56	2.83	3.24	3.52	3.92	4.62	4.63
5/23/2008	1.92	1.86	1.94	2.11	2.46	2.73	3.15	3.43	3.85	4.56	4.57
5/27/2008	1.91	1.89	1.94	2.15	2.55	2.82	3.25	3.52	3.93	4.65	4.65
5/28/2008	2.07	1.89	2	2.21	2.62	2.93	3.36	3.63	4.03	4.72	4.71
5/29/2008	2.02	1.9	1.93	2.16	2.67	2.94	3.41	3.68	4.08	4.77	4.76
5/30/2008	1.98	1.89	2.01	2.22	2.66	2.93	3.41	3.68	4.06	4.74	4.72
6/2/2008	1.94	1.85	1.99	2.17	2.51	2.82	3.28	3.56	3.98	4.69	4.68
6/3/2008	1.96	1.85	2	2.14	2.45	2.75	3.21	3.5	3.92	4.64	4.63
6/4/2008	1.85	1.84	1.99	2.14	2.47	2.78	3.26	3.55	3.98	4.72	4.71

Wuhan General Group (China), Inc.
J Warrants Modification - Risk Free Rate (US Treasury Rates)
for the year ended December 31, 2008

Date	1 mo	3 mo	6 mo	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	20 yr	30 yr
6/5/2008	1.79	1.85	2	2.15	2.52	2.84	3.34	3.63	4.06	4.77	4.75
6/6/2008	1.75	1.85	2	2.12	2.4	2.73	3.2	3.5	3.94	4.67	4.65
6/9/2008	1.8	1.89	2.12	2.29	2.73	3.03	3.41	3.65	4.02	4.68	4.64
6/10/2008	2	2.02	2.24	2.53	2.91	3.2	3.54	3.77	4.11	4.76	4.7
6/11/2008	1.91	1.96	2.18	2.47	2.83	3.16	3.49	3.73	4.1	4.76	4.72
6/12/2008	1.92	2	2.28	2.62	3.03	3.35	3.68	3.9	4.23	4.83	4.77
6/13/2008	1.86	1.99	2.3	2.64	3.05	3.38	3.73	3.95	4.27	4.86	4.79
6/16/2008	1.89	2.07	2.42	2.68	3.02	3.33	3.73	3.94	4.25	4.84	4.77
6/17/2008	1.82	1.99	2.33	2.58	2.94	3.25	3.66	3.89	4.23	4.85	4.78
6/18/2008	1.7	1.93	2.29	2.53	2.89	3.19	3.57	3.81	4.16	4.77	4.72
6/19/2008	1.59	1.91	2.29	2.58	2.99	3.28	3.67	3.89	4.22	4.82	4.76
6/20/2008	1.49	1.87	2.23	2.49	2.88	3.17	3.57	3.81	4.16	4.76	4.71
6/23/2008	1.55	1.87	2.31	2.57	2.98	3.27	3.65	3.87	4.19	4.77	4.71
6/24/2008	1.58	1.83	2.25	2.53	2.87	3.14	3.52	3.76	4.1	4.7	4.65
6/25/2008	1.49	1.81	2.22	2.48	2.82	3.11	3.54	3.78	4.12	4.72	4.65
6/26/2008	1.42	1.74	2.16	2.39	2.68	2.97	3.44	3.69	4.07	4.67	4.62
6/27/2008	1.29	1.68	2.12	2.35	2.65	2.92	3.36	3.62	3.99	4.58	4.53
6/30/2008	1.6	1.9	2.17	2.36	2.63	2.91	3.34	3.61	3.99	4.59	4.53
7/1/2008	1.92	1.87	2.13	2.38	2.63	2.9	3.33	3.62	4.01	4.6	4.55
7/2/2008	1.87	1.82	2.1	2.35	2.6	2.87	3.31	3.6	3.99	4.57	4.51
7/3/2008	1.86	1.84	2.09	2.3	2.54	2.82	3.28	3.59	3.99	4.58	4.53
7/7/2008	1.8	1.87	2.1	2.26	2.47	2.78	3.23	3.53	3.95	4.55	4.51
7/8/2008	1.86	1.86	2.09	2.26	2.47	2.78	3.19	3.49	3.91	4.51	4.46
7/9/2008	1.82	1.82	2.05	2.21	2.41	2.71	3.11	3.42	3.85	4.47	4.42
7/10/2008	1.48	1.67	2.01	2.2	2.44	2.72	3.1	3.4	3.83	4.47	4.42
7/11/2008	1.38	1.62	2.02	2.3	2.59	2.88	3.27	3.55	3.96	4.57	4.52
7/14/2008	1.41	1.52	1.95	2.23	2.47	2.79	3.2	3.49	3.9	4.52	4.47
7/15/2008	1.49	1.39	1.9	2.15	2.39	2.7	3.12	3.43	3.87	4.52	4.48
7/16/2008	1.36	1.37	1.89	2.16	2.44	2.75	3.2	3.52	3.97	4.64	4.59
7/17/2008	1.31	1.43	1.92	2.26	2.58	2.89	3.35	3.65	4.07	4.7	4.65
7/18/2008	1.28	1.48	1.91	2.26	2.66	2.97	3.42	3.71	4.11	4.71	4.66
7/21/2008	1.32	1.48	1.93	2.3	2.66	2.97	3.41	3.69	4.09	4.69	4.64
7/22/2008	1.5	1.55	1.95	2.33	2.74	3.05	3.48	3.75	4.14	4.73	4.67
7/23/2008	1.59	1.59	1.91	2.4	2.81	3.1	3.51	3.77	4.16	4.76	4.69
7/24/2008	1.69	1.65	1.9	2.26	2.61	2.92	3.37	3.64	4.03	4.66	4.6
7/25/2008	1.72	1.75	1.95	2.35	2.7	3.01	3.45	3.73	4.13	4.75	4.69
7/28/2008	1.68	1.73	1.92	2.28	2.59	2.9	3.34	3.64	4.06	4.69	4.63
7/29/2008	1.73	1.72	1.96	2.36	2.65	2.95	3.39	3.68	4.09	4.7	4.64
7/30/2008	1.66	1.7	1.9	2.33	2.64	2.93	3.36	3.65	4.07	4.69	4.64
7/31/2008	1.55	1.68	1.89	2.27	2.52	2.81	3.25	3.56	3.99	4.63	4.59
8/1/2008	1.52	1.66	1.88	2.25	2.51	2.79	3.23	3.54	3.97	4.61	4.57
8/4/2008	1.61	1.75	1.97	2.27	2.53	2.81	3.23	3.55	3.98	4.62	4.58
8/5/2008	1.73	1.75	1.97	2.26	2.54	2.83	3.28	3.6	4.04	4.67	4.63
8/6/2008	1.53	1.64	1.92	2.26	2.56	2.85	3.3	3.62	4.06	4.71	4.68
8/7/2008	1.53	1.66	1.92	2.17	2.43	2.72	3.16	3.48	3.92	4.58	4.56
8/8/2008	1.63	1.7	1.95	2.19	2.51	2.8	3.21	3.51	3.94	4.58	4.55
8/11/2008	1.77	1.87	2.05	2.27	2.56	2.84	3.27	3.57	3.99	4.64	4.61
8/12/2008	1.73	1.86	2.05	2.18	2.45	2.73	3.16	3.47	3.91	4.58	4.55
8/13/2008	1.8	1.85	2	2.19	2.5	2.77	3.21	3.51	3.94	4.61	4.57
8/14/2008	1.76	1.89	2	2.14	2.45	2.72	3.15	3.46	3.89	4.55	4.52
8/15/2008	1.73	1.85	1.99	2.12	2.4	2.67	3.11	3.42	3.84	4.5	4.47
8/18/2008	1.77	1.82	2.03	2.15	2.35	2.62	3.07	3.39	3.82	4.47	4.44
8/19/2008	1.83	1.8	1.97	2.11	2.32	2.61	3.07	3.39	3.83	4.5	4.47
8/20/2008	1.74	1.71	1.9	2.06	2.25	2.54	3	3.34	3.79	4.46	4.43

Wuhan General Group (China), Inc.
J Warrants Modification - Risk Free Rate (US Treasury Rates)
for the year ended December 31, 2008

Date	1 mo	3 mo	6 mo	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	20 yr	30 yr
8/21/2008	1.73	1.72	1.95	2.1	2.33	2.62	3.08	3.4	3.84	4.49	4.46
8/22/2008	1.67	1.7	1.97	2.17	2.42	2.7	3.14	3.45	3.87	4.5	4.46
8/25/2008	1.66	1.74	1.96	2.12	2.33	2.62	3.04	3.36	3.79	4.42	4.4
8/26/2008	1.67	1.71	1.95	2.19	2.35	2.64	3.06	3.37	3.79	4.43	4.4
8/27/2008	1.58	1.67	1.93	2.16	2.31	2.58	3.02	3.34	3.77	4.41	4.38
8/28/2008	1.63	1.74	1.98	2.19	2.37	2.62	3.09	3.42	3.79	4.41	4.38
8/29/2008	1.63	1.72	1.97	2.17	2.36	2.6	3.1	3.45	3.83	4.47	4.43
9/2/2008	1.64	1.72	1.93	2.12	2.26	2.51	3	3.37	3.74	4.39	4.36
9/3/2008	1.57	1.7	1.9	2.08	2.26	2.48	2.95	3.29	3.71	4.36	4.32
9/4/2008	1.56	1.69	1.89	2.04	2.2	2.41	2.87	3.21	3.64	4.31	4.27
9/5/2008	1.53	1.68	1.9	2.07	2.23	2.44	2.91	3.24	3.66	4.31	4.27
9/8/2008	1.59	1.71	1.92	2.12	2.3	2.49	2.96	3.26	3.66	4.3	4.26
9/9/2008	1.59	1.66	1.89	2.06	2.23	2.43	2.9	3.21	3.62	4.24	4.2
9/10/2008	1.58	1.65	1.87	2.06	2.22	2.42	2.91	3.23	3.65	4.27	4.23
9/11/2008	1.53	1.61	1.85	2.01	2.18	2.38	2.87	3.21	3.64	4.25	4.2
9/12/2008	1.37	1.49	1.84	2.02	2.23	2.45	2.97	3.32	3.74	4.36	4.32
9/15/2008	0.36	1.02	1.55	1.66	1.78	2.01	2.59	2.99	3.47	4.14	4.12
9/16/2008	0.23	0.84	1.52	1.72	1.89	2.12	2.64	3.02	3.48	4.12	4.08
9/17/2008	0.07	0.03	1.03	1.5	1.64	1.91	2.52	2.93	3.41	4.12	4.08
9/18/2008	0.26	0.23	0.79	1.53	1.78	2.05	2.67	3.08	3.54	4.19	4.14
9/19/2008	0.75	0.99	1.54	2.05	2.16	2.42	3.01	3.37	3.78	4.42	4.36
9/22/2008	0.76	1.28	1.76	2.06	2.13	2.41	3.04	3.42	3.83	4.48	4.41
9/23/2008	0.3	0.8	1.63	2.01	2.11	2.4	3.03	3.41	3.85	4.5	4.43
9/24/2008	0.13	0.49	1.45	1.9	2.03	2.26	2.91	3.31	3.8	4.48	4.4
9/25/2008	0.39	0.76	1.57	1.97	2.16	2.42	3.09	3.44	3.88	4.48	4.4
9/26/2008	0.21	0.87	1.54	1.81	2.11	2.38	3.05	3.41	3.85	4.44	4.36
9/29/2008	0.16	0.94	1.49	1.6	1.7	1.96	2.7	3.12	3.61	4.21	4.13
9/30/2008	1.02	0.92	1.6	1.78	2	2.28	2.98	3.38	3.85	4.43	4.31
10/1/2008	0.66	0.85	1.49	1.72	1.82	2.12	2.87	3.29	3.77	4.33	4.22
10/2/2008	0.21	0.63	1.21	1.45	1.62	1.91	2.68	3.13	3.66	4.28	4.16
10/3/2008	0.15	0.51	1.14	1.41	1.6	1.86	2.64	3.09	3.63	4.26	4.11
10/6/2008	0.19	0.54	1.12	1.23	1.43	1.69	2.45	2.92	3.48	4.12	3.99
10/7/2008	0.39	0.82	1.14	1.27	1.47	1.69	2.45	2.91	3.5	4.15	4.01
10/8/2008	0.23	0.68	1.07	1.28	1.65	1.88	2.7	3.15	3.72	4.31	4.09
10/9/2008	0.19	0.6	1.07	1.33	1.65	1.93	2.79	3.25	3.84	4.41	4.14
10/10/2008	0.07	0.25	0.84	1.08	1.62	1.87	2.77	3.27	3.89	4.41	4.15
10/14/2008	0.07	0.34	1.07	1.22	1.82	2.06	3.01	3.48	4.08	4.57	4.27
10/15/2008	0.05	0.22	0.92	1.14	1.64	1.91	2.9	3.4	4.04	4.57	4.25
10/16/2008	0.12	0.46	1.18	1.29	1.61	1.9	2.84	3.33	3.99	4.59	4.25
10/17/2008	0.13	0.83	1.25	1.34	1.64	1.9	2.83	3.3	3.98	4.66	4.32
10/20/2008	0.53	1.24	1.74	1.69	1.71	2	2.82	3.26	3.91	4.6	4.26
10/21/2008	0.71	1.1	1.61	1.74	1.58	1.86	2.63	3.08	3.76	4.52	4.2
10/22/2008	0.6	1.05	1.53	1.64	1.53	1.79	2.56	3	3.65	4.42	4.07
10/23/2008	0.39	0.98	1.51	1.61	1.54	1.76	2.57	3	3.63	4.34	3.99
10/24/2008	0.33	0.89	1.43	1.6	1.57	1.8	2.64	3.09	3.76	4.44	4.11
10/27/2008	0.31	0.84	1.36	1.57	1.59	1.83	2.67	3.12	3.79	4.43	4.12
10/28/2008	0.42	0.77	1.25	1.53	1.65	1.85	2.75	3.21	3.89	4.51	4.19
10/29/2008	0.41	0.62	1.1	1.41	1.58	1.79	2.77	3.24	3.93	4.59	4.26
10/30/2008	0.14	0.41	1	1.36	1.59	1.82	2.84	3.3	4	4.67	4.3
10/31/2008	0.12	0.46	0.94	1.34	1.56	1.8	2.8	3.29	4.01	4.74	4.35
11/3/2008	0.2	0.49	1.07	1.31	1.45	1.69	2.71	3.21	3.96	4.73	4.33
11/4/2008	0.29	0.48	1.03	1.28	1.39	1.59	2.56	3.06	3.81	4.58	4.2
11/5/2008	0.16	0.4	0.9	1.22	1.36	1.64	2.5	2.99	3.73	4.49	4.13
11/6/2008	0.13	0.32	0.83	1.17	1.28	1.63	2.46	3.01	3.75	4.52	4.19

Wuhan General Group (China), Inc.
J Warrants Modification - Risk Free Rate (US Treasury Rates)
for the year ended December 31, 2008

Date	1 mo	3 mo	6 mo	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	20 yr	30 yr
11/7/2008	0.13	0.31	0.83	1.2	1.33	1.71	2.56	3.11	3.83	4.57	4.25
11/10/2008	0.11	0.29	0.91	1.16	1.27	1.78	2.51	3.06	3.82	4.5	4.21
11/12/2008	0.1	0.18	0.75	1.03	1.19	1.6	2.37	3	3.75	4.44	4.17
11/13/2008	0.08	0.22	0.93	1.16	1.24	1.62	2.43	3.07	3.84	4.57	4.34
11/14/2008	0.06	0.15	0.9	1.14	1.22	1.53	2.33	2.94	3.72	4.43	4.22
11/17/2008	0.06	0.12	0.81	1.08	1.22	1.53	2.32	2.92	3.68	4.42	4.2
11/18/2008	0.1	0.12	0.76	1.05	1.15	1.44	2.22	2.79	3.53	4.32	4.14
11/19/2008	0.09	0.07	0.66	0.97	1.09	1.36	2.08	2.64	3.38	4.17	3.96
11/20/2008	0.05	0.03	0.52	0.87	1	1.2	1.94	2.43	3.1	3.87	3.64
11/21/2008	0.03	0.02	0.45	0.83	1.09	1.35	2.02	2.53	3.2	3.93	3.7
11/24/2008	0.01	0.13	0.54	0.95	1.31	1.53	2.24	2.71	3.35	4.01	3.78
11/25/2008	0.04	0.1	0.53	0.95	1.15	1.41	2.06	2.49	3.11	3.85	3.63
11/26/2008	0.02	0.05	0.48	0.93	1.09	1.38	2.01	2.43	2.99	3.77	3.54
11/28/2008	0.02	0.01	0.44	0.9	1	1.27	1.93	2.35	2.93	3.71	3.45
12/1/2008	0.09	0.07	0.44	0.81	0.9	1.16	1.71	2.13	2.72	3.51	3.22
12/2/2008	0.04	0.06	0.42	0.77	0.9	1.12	1.65	2.08	2.68	3.47	3.18
12/3/2008	0.02	0.02	0.35	0.7	0.87	1.07	1.6	2.03	2.67	3.45	3.17
12/4/2008	0.01	0.02	0.26	0.61	0.82	1.02	1.51	1.93	2.55	3.35	3.06
12/5/2008	0.02	0.02	0.23	0.54	0.93	1.19	1.67	2.09	2.67	3.41	3.11
12/8/2008	0.01	0.03	0.28	0.53	0.97	1.27	1.76	2.17	2.77	3.45	3.16
12/9/2008	0.04	0.03	0.25	0.49	0.84	1.15	1.61	2.03	2.67	3.35	3.06
12/10/2008	0	0	0.21	0.49	0.86	1.21	1.62	2.05	2.69	3.39	3.09
12/11/2008	0	0.01	0.22	0.51	0.79	1.11	1.55	1.99	2.64	3.35	3.07
12/12/2008	0.03	0.02	0.21	0.5	0.78	1.05	1.55	1.98	2.6	3.36	3.07
12/15/2008	0	0.03	0.28	0.5	0.75	1.02	1.5	1.92	2.53	3.29	2.98
12/16/2008	0.05	0.04	0.23	0.45	0.65	0.88	1.34	1.77	2.37	3.16	2.86
12/17/2008	0.03	0.05	0.19	0.45	0.73	0.98	1.35	1.7	2.2	3.01	2.66
12/18/2008	0.03	0	0.15	0.43	0.68	0.92	1.26	1.59	2.08	2.86	2.53
12/19/2008	0	0.02	0.14	0.44	0.74	1.02	1.35	1.66	2.13	2.89	2.55
12/22/2008	0.01	0.01	0.27	0.4	0.87	1.12	1.4	1.7	2.16	2.92	2.6
12/23/2008	0.01	0.02	0.26	0.41	0.9	1.13	1.53	1.81	2.18	2.93	2.63
12/24/2008	0	0	0.23	0.4	0.9	1.14	1.54	1.83	2.2	2.94	2.63
12/26/2008	0.01	0.03	0.23	0.38	0.89	1.08	1.51	1.8	2.16	2.91	2.61
12/29/2008	0.04	0.06	0.25	0.36	0.78	0.96	1.45	1.75	2.13	2.94	2.63
12/30/2008	0.11	0.1	0.26	0.34	0.75	0.94	1.47	1.76	2.11	2.88	2.58
12/31/2008	0.11	0.11	0.27	0.37	0.76	1	1.55	1.87	2.25	3.05	2.69

Wuhan General Group (China), Inc.
J Warrants Modification - Valuation Analysis
for the years ended December 31, 2008

BLACK-SCHOLES MODEL VALUATION TOOL

	Before Modification	After Modification
Valuation for warrant	10/13/2008	10/14/2008
Date of Grant	10/13/2008	10/14/2008
Expiration Date	11/7/2008	11/7/2008

Stock price	$5.00	$4.22
Strike price	$2.33	$2.33
Years to maturity	0.0685	0.0658
Risk-free rate	7.000%	7.000%
Volatility	8.56%	8.61%

Call Value	$2.6811	$1.9007
Put value	$0.0000	$0.0000

d1	34.3001	27.1230
d2	34.2777	27.1009

Value per warrant	$2.68114	$1.90070
Number of Shares	9,358,370	9,358,370

	$25,091,142	$17,787,451

Incremental Cost of Modification = Max {0, Post Modification
Value of Warrants less Pre Modification Value of Warrants}:	$–